

SEC ... MISSION

09057836

SEC Mail Processing Section
2009
Washington, DC 106

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SEC FILE NUMBER
8- 66969

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILLER CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 NORTH SCOTTSDALE ROAD, SUITE 3800
(No. and Street)

SCOTTSDALE (City) AZ (State) 85251-7663 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARY A. NANCE (602) 225-0505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEMPLE, MARCHAL & COOPER, LLP
(Name – *if individual, state last, first, middle name*)

2700 NORTH CENTRAL AVE., 9TH FLOOR, PHOENIX, AZ 85004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTIAN M. WOLFORD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILLER CAPITAL MARKETS, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CHIEF EXECUTIVE OFFICER

Title


JAZZMINE MARTINEZ
Notary Public - Arizona
Maricopa County
My Comm. Expires Nov 19, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

February 17, 2009

To Whom It May Concern:

Pursuant to Rule 17a-5 Section §240.17a-5(e)(3) the Statement of Financial Condition for Miller Capital Markets, LLC as of year ended December 31, 2008 is hereby submitted separately from the financial statement in its entirety to comply with Section §240.17a-5(e)(3) that allows the balance of the annual audited financial statement to be deemed confidential, except as required to be available for official use as detailed in Section §240.17a-5(e)(3).



Christian M. Wolford
President and Chief Executive Officer

Enclosure

MILLER CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	22,360
Certificate of deposit		83,408
Accounts receivable		50,381
Non-marketable equity securities		1,744
Other assets		1,593
Total Assets	$	159,486

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	353
Accounts payable - related party		6,027
Total Liabilities		6,380
Members' equity		
Capital		90,000
Retained earnings		63,106
Total Members' Equity		153,106
Total Liabilities and Members' Equity	$	159,486

The Accompanying Notes are an Integral Part
of the Financial Statements

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations

Operations

Miller Capital Markets, LLC (the "Company") is a limited liability company formed under the laws of the State of Arizona in 2005. Miller Investments, Inc., an Arizona corporation, is the managing member of the Company with a 99% ownership interest. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities pursuant to Section 15(b) under the Securities Exchange Act of 1934. The Company is a licensed broker-dealer in twelve States that include Arizona, California, Florida, Georgia, Kentucky, New Jersey, New Mexico, Nevada, New York, North Carolina, Ohio and Texas and is a member of the Financial Industry Regulatory Authority (FINRA).

The principal business activity of the Company is to provide investment banking and corporate finance services to domestic companies and to act as a placement agent in the private placement of corporate securities in offerings exempt from registration under the Securities Act of 1933, as amended (the Act). Placements of such securities will only be offered to accredited investors in accordance with the rules and the provision of Regulation D of the Act. The Company neither trades nor holds cash or securities on behalf of clients. The Company is therefore exempt from the requirements of the SEC's Rule 15c3-3 pertaining to the possession or control of customer-owned assets and cash reserve requirements pursuant to Section (k)(2)(ii) of this rule.

Basis of Presentation

These statements have been prepared in accordance with established standards for securities broker-dealers and accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the estimation of the fair market value of non-marketable equity securities.

Non-marketable Equity Securities

Non-marketable equity securities consist of 60,000 warrants to purchase shares of common stock of a publicly traded company at an exercise price of $7.10 per share. At December 31, 2008, the non-marketable equity securities are recorded at estimated fair market value determined by utilizing the Black-Scholes option pricing model. Management of the Company believes that it is at least reasonably possible that a change in the estimated fair market value of the non-marketable equity securities will occur in the near term.

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations (Continued)

Cash and Cash Equivalents

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of nine (9) months or less.

Revenue Recognition

The Company recognizes revenue for investment banking and merger and acquisition transactions at the time of the closing of a transaction, when the fees have been earned and collection is reasonably assured. For specific service related agreements the Company recognizes revenue either once the services are rendered, on very short term contracts, or ratably over the term of the service agreement, whichever applies. Interest income for time deposits is recognized as revenue at the end of each month.

Income Taxes

No provision for income taxes has been made as the Company is a limited liability company that has elected to be treated as a partnership. As such, it is a "flow through" entity which is not subject to federal or state income taxes. All income or loss "flows through" to the individual members who report the income or loss on their respective tax returns.

Accounts Receivable

The Company follows the allowance method of recognizing uncollectible accounts receivable. The allowance method recognizes bad debt expense based on a review of the individual accounts outstanding and the Company's prior history of uncollectible accounts receivable. As of December 31, 2008, the Company had no allowance for uncollectible accounts receivable as management believes that the entire balance is fully collectible. The Company currently does not record finance charges on delinquent accounts receivables.

Note 2
Non-Marketable Equity Securities

Non-marketable equity securities consist of 60,000 warrants to purchase shares of common stock of Global Entertainment Corporation at an exercise price of $7.10 per share. The warrant agreement includes a six month vesting period with a five year expiration period from the date of grant, which was April 7, 2006. The Company is fully vested in these warrants.

Note 2 (Continued)
Non-Marketable Equity Securities

At December 31, 2008, the non-marketable equity securities are recorded at estimated fair market value determined by utilizing the Black-Scholes option pricing model. During the year ended December 31, 2008, the Company recognized an investment depreciation of $34,395 related to a reduction in the estimated fair market value of the warrants that arose primarily as a result of a decrease in the stock price of the common stock of the publicly traded company.

Expected volatility	92.46%
Risk-free interest rate	1.55%
Expected dividends	--
Expected life	2.32 Years
Value of individual options	$0.03

Note 3
Related Party Transactions

Miller Capital Markets, LLC (MCM) is an affiliate of The Miller Group comprised of related entities Miller Capital Corporation (MCC), Miller Investments, Inc. and Miller Management Corporation. MCM subleases its office space from MCC and leases its computer system from MCC. MCM paid a total amount of $45,683 to MCC for rent, lease of its computer system, management fees, administrative services and related operating expenses for the year ended December 31, 2008 of which $4,755 was for rent. MCM paid $10,000 to Miller Real Estate Capital, LLC, which is owned 100% by a registered representative and General Securities Principal of MCM, for services rendered to the Company related to two projects in the year 2008. At December 31, 2008, $6,027 was due to MCC related to monthly expenses.

The Company's sublease agreement for its office space with MCC contains rate escalations at future dates. The rate effective September 1, 2008 through January 26, 2010 per square foot was $34.50. Thereafter rent increases in the 17th month of the sublease to $36.00 per square foot and in the 35th month of the sublease to $37.00 per square foot. Future minimum payments under the Company's sublease agreement for its office space from MCC are as follows:

Year ending December 31:	
2009	$ 8,073
2010	$ 8,395
2011	$ 8,522
2012	$ 8,658
2013	$ 5,051

Note 4
Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2008, the Company had net capital of $99,227, which was $94,227 in excess of the amount required to be maintained at that date.

Note 5
Significant Concentrations

The Company is dependent on its managing member, Miller Investments, Inc., for new capital in the event the Company's minimum net capital requirement is not supported through operating income.

The Company maintains its cash and certificate of deposit balances at a major financial institution. Deposits not to exceed $250,000 are insured by the Federal Deposit Insurance Corporation through special legislation that expires December 31, 2009. At December 31, 2008, the Company did not have any uninsured cash.

Note 6
Statement of Cash Flows

The Company paid no interest expense or federal or state income tax during the year ended December 31, 2008.

Note 7
Certificate of Deposit

At December 31, 2008 the Company had two certificates of deposit. One certificate of deposit matured on January 5, 2008 and a replacement certificate of deposit was opened on January 7, 2008. The replacement certificate of deposit has an initial term of nine months with a maturity date of July 7, 2009 and an interest rate of 2.47%. A second certificate of deposit was opened June 25, 2008 with a maturity date of March 25, 2009 and an interest rate of 2.57%.

END